Exhibit 4.11

CONTINENTAL RIDGE RESOURCES INC.

April 13, 2003

Mr. Stephen Goodman

Goodman Capital

1272 West Pender Street

Vancouver, B.C., V6E 2S5

Dear Stephen:

This letter will confirm our agreement (the "Agreement") between Continental Ridge Resources (the "Company") and Goodman Capital (the "Consultant") whereby the Consultant agrees to assist the Company in its fund-raising efforts and the Company agrees to compensate the Consultant on non-exclusive performance basis. The terms and conditions of the Agreement are as follows:

1)

The Consultant agrees to assist with bringing into the Company sufficient funds over the next several months (until a major funding can be completed) on a monthly basis to pay general office overhead expenses of approximately $25,000. per month.

2)

Assist with completing a US$600,000 financing to undertake the Company's drilling project at the Blue Mountain Geothermal Projects Nevada and corporate development program.

3)

Assist with completing a further US$3,500,000 financing to complete a feasibility study for the Blue Mountain Geothermal Project.

4)

The Company agrees to pay a retainer to the Consultant for its services of $2250/month. The Consultant shall provide the Company a minimum of I 0 hours per week of work in the office. Presentations, coordination, outside meetings and travel will be required and not included in the office time.

5)

The terra of this Agreement is for a minimum of sixty (60) days, expiring on June 15, 2003, unless extended by mutual agreement in writing by the Company and the Consultant.

6)

The Company agrees to reimburse the Consultant for pre-approved direct marketing and travel expenses, including any GST, incurred on behalf of the Company.

7)

The Company agrees to pay the Consultant for non-brokered placements that are identified by and coordinated or closed by the Consultant as follows: 10% of first $300,0000, 7.5% on. funds 5300,000 -S1,000,000 and 5% on funds over $1,000,0000. If intermediaries are used, any percentage fees due to intermediaries will be paid out from above fees.

8)

The Company agrees to pay the Consultant a maximum of 2.5% finders fee on all brokered funds that are identified by and coordinated or closed by the Consultant.

9)

The Consultant acknowledges that the Company is currently in discussions with brokerage firms in California and Washington State including Redwood Securities, the Shimano Group, National Securities, and others (in the Company's pre-existing data base) that were introduced by other agents as well as individual investors arising out of recent meetings in Kelowna, Penticton and Vernon will be excluded from the Consultants fee agreement. The Consultant agrees that if it is involved in closing financings from

Ste. 900-409 Granville Swett, Vancouver, RC, V6C TT2

Phone: (604)688-Z553, Fax: (604) 6988-5926

CONTINENTAL RIDGE RESOURCES INC.

contacts identified by other agent's then fees may be split as determined by the Company,

10)

There will be 'no commission payable to the Consultant on any crosses with any director. The obligation of the Company to pay the finders fees described herein, is subject to the acceptance of the TSX Venture Exchange.

11)

NONCOMPETE - The Company will not hire directly the employees or associates of the Consultant without expressed authorization of the Consultant and the employee or associate. Similarly, the Consultant will not hire the employees of the Company without consent from the Company and the employee.

12)

NONCOMPETE — The contact list, contact information contact correspondence including e-mail and verbal discussions developed by the Consultant while under contract to the Company is to be registered in the Company's data base is the sole property of the Company. The Consultant shall not copy or utilize the Company's database for any purpose other than for the benefit of the Company. The Consultant will not converse with any contact or conduct itself in any way to the detriment of the Company.

13)

CONFIDENTIALITY – The Company’s proprietary and data base information is confidential and the Consultant shall not divulge any such information to others in general or to corporate entities that may be competing with the Company for funds.

14)

TEMNATION - Either party may terminate this Agreement by serving two weeks written notice upon tine other party. This Agreement may not be amended or modified except in writing and it represents the entire understanding between the Company and the Consultant with respect to the services of the Consultant and the compensation by the Company. Should termination occur at 60 days, the minimum due to the Consultant will be 54,500 plus GST. The confidentiality and non-compete provisions shall survive any termination of the agreement for a period of six months.

 Acknowledge, and Agreed by:

/s/ Stephen Goodman	/s/ Brian Fairbank
Goodman Capital	Continental Ridge Resources Inc.

Ste. 900-409 Granville Swett, Vancouver, RC, V6C TT2

Phone: (604)688-Z553, Fax: (604) 6988-5926